Exhibit 99.1

                                 INDIVIDUAL FORM
          MANAGEMENT AND RELATED PERSON NEGOTIATION - ARTICLE 11 - CVM
                          INSTRUCTION NUMBER 358/2002

On December 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.


---------------------------------------------------------------------------------------------------------------------
COMPANY NAME: PERDIGAO S.A.
---------------------------------------------------------------------------------------------------------------------
Name: Wilson Carlos Duarte Delfino                                                  General Taxpayers' Register:
                                                                                    414.597.098-53
Qualification: Member of the Board of Directors
                                                    OPENING BALANCE
  Security/                     Characteristic of Security                       Number              % interest
  Derivative
                                                                                             Same kind         Total
    Share                                 COMMON                                   1             0.00          0.00
                                                    CLOSING BALANCE
  Security/                     Characteristic of Security                       Number              % interest
  Derivative
                                                                                               Same kind       Total
    Share                                 COMMON                                   1             0.00          0.00


                                 INDIVIDUAL FORM
          MANAGEMENT AND RELATED PERSON NEGOTIATION - ARTICLE 11 - CVM
                          INSTRUCTION NUMBER 358/2002

On December 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.



---------------------------------------------------------------------------------------------------------------------
COMPANY NAME: PERDIGAO S.A.
---------------------------------------------------------------------------------------------------------------------
Name: Claudio Salgueiro Garcia Munhoz                                               General Taxpayers' Register:
                                                                                    214.268.131-04
Qualification: Member of the Board of Directors
                                                    OPENING BALANCE
  Security/                     Characteristic of Security                       Number              % interest
  Derivative
                                                                                               Same kind       Total
    Share                                 COMMOM                                   1             0.00          0.00
                                                    CLOSING BALANCE
  Security/                     Characteristic of Security                       Number              % interest
  Derivative
                                                                                               Same kind       Total
    Share                                 COMMON                                   1             0.00          0.00


                                 INDIVIDUAL FORM
          MANAGEMENT AND RELATED PERSON NEGOTIATION - ARTICLE 11 - CVM
                          INSTRUCTION NUMBER 358/2002

On December 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.


---------------------------------------------------------------------------------------------------------------------
COMPANY NAME: PERDIGAO S.A.
---------------------------------------------------------------------------------------------------------------------
Name: Marcos Antonio Carvalho Gomes                                                 General Taxpayers' Register:
                                                                                    406.623.817-34
Qualification: Member of the Board of Directors
                                                    OPENING BALANCE
  Security/                     Characteristic of Security                       Number              % interest
  Derivative
                                                                                               Same kind       Total
    Share                                 Common                                   1             0.00          0.00
                                                    CLOSING BALANCE
  Security/                     Characteristic of Security                       Number              % interest
  Derivative
                                                                                               Same kind       Total
    Share                                 Common                                   1             0.00          0.00


                                 INDIVIDUAL FORM
          MANAGEMENT AND RELATED PERSON NEGOTIATION - ARTICLE 11 - CVM
                          INSTRUCTION NUMBER 358/2002

On December 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

---------------------------------------------------------------------------------------------------------------------
COMPANY NAME: PERDIGAO S.A.
---------------------------------------------------------------------------------------------------------------------
Name: Eggon Joao da Silva                                                           General Taxpayers' Register:
                                                                                    009.955.179-91
Qualification: Member of the Board of Directors
                                                    OPENING BALANCE

  Security/                     Characteristic of Security                       Number              % interest
  Derivative
                                                                                               Same kind       Total
    Share                                 Common                                  156            0.00          0.00
    Share                               Common (1)                             1,566,862         10.13         3.51
    Share                               Common (2)                               1,407           0,01          0,00
    Share                               Preferred                                39,140          0.13          0.09
    Share                             Preferred (1)                            1,768,172         6.06          3.96
    Share                             Preferred (2)                              18,000          0.06          0.04
                                                    CLOSING BALANCE
  Security/                     Characteristic of Security                       Number              % interest
  Derivative
                                                                                               Same kind       Total
    Share                                 Common                                  156            0.00          0.00
    Share                               Common (1)                             1,566,862         10.13         3.51
    Share                               Common (2)                               1,407           0,01          0,00
    Share                               Preferred                                39,140          0.13          0.09
    Share                             Preferred (1)                            1,768,172         6.06          3.96
    Share                             Preferred (2)                              18,000          0.06          0.04


(1) Indirect participation through the company Weg S.A.

    (2) Indirect participation through the company Eggon Joao da Silva Adm. Ltd.

                                 INDIVIDUAL FORM
          MANAGEMENT AND RELATED PERSON NEGOTIATION - ARTICLE 11 - CVM
                          INSTRUCTION NUMBER 358/2002

On December 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.


---------------------------------------------------------------------------------------------------------------------
COMPANY NAME: PERDIGAO S.A.
---------------------------------------------------------------------------------------------------------------------
Name: Luiz Carlos Fernandes Afonso                                                  General Taxpayers' Register:
                                                                                    035.541.738-35
Qualification: Member of the Board of Directors
                                                    OPENING BALANCE
  Security/                     Characteristic of Security                       Number              % interest
  Derivative
                                                                                               Same kind       Total
    Share                                 Common                                   1             0.00          0.00
                                                    CLOSING BALANCE
  Security/                     Characteristic of Security                       Number              % interest
  Derivative
                                                                                               Same kind       Total
    Share                                 Common                                   1             0.00          0.00


                                 INDIVIDUAL FORM
          MANAGEMENT AND RELATED PERSON NEGOTIATION - ARTICLE 11 - CVM
                          INSTRUCTION NUMBER 358/2002

On December 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

---------------------------------------------------------------------------------------------------------------------
COMPANY NAME: PERDIGAO S.A.
---------------------------------------------------------------------------------------------------------------------
Name: Francisco Ferreira Alexandre                                                  General Taxpayers' Register:
                                                                                    301.479.484-87
Qualification: Member of the Board of Directors
                                                    OPENING BALANCE
  Security/                     Characteristic of Security                       Number              % interest
  Derivative
                                                                                               Same kind       Total
    Share                                 Common                                   1             0.00          0.00
                                                    CLOSING BALANCE
  Security/                     Characteristic of Security                       Number              % interest
  Derivative
                                                                                               Same kind       Total
    Share                                 Common                                   1             0.00          0.00


                                 INDIVIDUAL FORM
          MANAGEMENT AND RELATED PERSON NEGOTIATION - ARTICLE 11 - CVM
                          INSTRUCTION NUMBER 358/2002

On December 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

---------------------------------------------------------------------------------------------------------------------
COMPANY NAME: PERDIGAO S.A.
---------------------------------------------------------------------------------------------------------------------
Name: Jaime Hugo Patalano                                                           General Taxpayers' Register:
                                                                                    011.141.237-49
Qualification: Member of the Board of Directors
                                                    OPENING BALANCE
  Security/                     Characteristic of Security                       Number              % interest
  Derivative
                                                                                               Same kind       Total
    Share                                 Common                                   1             0.00          0.00
                                                    CLOSING BALANCE
  Security/                     Characteristic of Security                       Number              % interest
  Derivative
                                                                                               Same kind       Total
    Share                                 Common                                   1             0.00          0.00


                                 INDIVIDUAL FORM
          MANAGEMENT AND RELATED PERSON NEGOTIATION - ARTICLE 11 - CVM
                          INSTRUCTION NUMBER 358/2002

On December 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

---------------------------------------------------------------------------------------------------------------------
COMPANY NAME: PERDIGAO S.A.
---------------------------------------------------------------------------------------------------------------------
Name: Luciano Carvalho Ventura                                                      General Taxpayers' Register:
                                                                                    018.153.854-72
Qualification: Member of the Fiscal Council
                                                    OPENING BALANCE
  Security/                     Characteristic of Security                       Number              % interest
  Derivative
                                                                                               Same kind       Total
    Share                               Preferred                                  12            0.00          0.00
                                                    CLOSING BALANCE
  Security/                     Characteristic of Security                       Number              % interest
  Derivative
                                                                                               Same kind       Total
    Share                               Preferred                                  12            0.00          0.00


                                 INDIVIDUAL FORM
          MANAGEMENT AND RELATED PERSON NEGOTIATION - ARTICLE 11 - CVM
                          INSTRUCTION NUMBER 358/2002

On December 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

---------------------------------------------------------------------------------------------------------------------
COMPANY NAME: PERDIGAO S.A.
---------------------------------------------------------------------------------------------------------------------
Name: Wang Wei Chang                                                                General Taxpayers' Register:
                                                                                    534.698.608-15
Qualification: Chief Financial Officer
                                                    OPENING BALANCE
  Security/                     Characteristic of Security                       Number              % interest
  Derivative
                                                                                               Same kind       Total
    Share                               Preferred                                  2             0.00          0.00
                                                    CLOSING BALANCE
  Security/                     Characteristic of Security                       Number              % interest
  Derivative
                                                                                               Same kind       Total
    Share                               Preferred                                  2             0.00          0.00


                                CONSOLIDATED FORM
          MANAGEMENT AND RELATED PERSON NEGOTIATION - ARTICLE 11 - CVM
                          INSTRUCTION NUMBER 358/2002

On December 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

---------------------------------------------------------------------------------------------------------------------
COMPANY NAME: PERDIGAO S.A.
---------------------------------------------------------------------------------------------------------------------
  MANAGEMENT AND        (X) BOARD OF DIRECTORS         ( ) EXECUTIVE      ( ) FISCAL COUNCIL        ( ) TECHNICAL AND
  RELATED PERSON                                          OFFICERS                                 CONSULTANT AGENCIES
                                                      OPENING BALANCE
    Security/                     Characteristic of Security                      Number                % interest
    Derivative
                                                                                                Same kind        Total
      Share                                 Common                                  162            0.00          0.00

      Share                               Common (1)                             1,566,862        10.13          3.51
      Share                               Common (2)                               1,407           0.01          0.00
      Share                                Preferred                              39,140           0.13          0.09
      Share                              Preferred (1)                           1,768,172         6.06          3.96
      Share                              Preferred (2)                            18,000           0.06          0.04
                                                      CLOSING BALANCE
    Security/                     Characteristic of Security                      Number                % interest
    Derivative
                                                                                                Same kind        Total
      Share                                 Common                                  162            0.00          0.00
      Share                               Common (1)                             1,566,862        10.13          3.51
      Share                               Common (2)                               1,407           0.01          0.00
      Share                                Preferred                              39,140           0.13          0.09
      Share                              Preferred (1)                           1,768,172         6.06          3.96
      Share                              Preferred (2)                            18,000           0.06          0.04



-----------------
(1) Indirect participation through the company Weg S.A.
(2) Indirect participation through the company Eggon Joao da Silva Adm. Ltd.

                                CONSOLIDATED FORM
          MANAGEMENT AND RELATED PERSON NEGOTIATION - ARTICLE 11 - CVM
                          INSTRUCTION NUMBER 358/2002

On December 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

---------------------------------------------------------------------------------------------------------------------
COMPANY NAME: PERDIGAO S.A.
---------------------------------------------------------------------------------------------------------------------
  MANAGEMENT AND        ( ) BOARD OF DIRECTORS         ( ) EXECUTIVE      (X) FISCAL COUNCIL        ( ) TECHNICAL AND
  RELATED PERSON                                          OFFICERS                                 CONSULTANT AGENCIES
                                                      OPENING BALANCE
    Security/                     Characteristic of Security                      Number                % interest
    Derivative
                                                                                                Same kind        Total
      Share                                Preferred                                12             0.00          0.00
                                                      CLOSING BALANCE
    Security/                     Characteristic of Security                      Number                % interest
    Derivative
                                                                                                Same kind        Total
      Share                                Preferred                                12             0.00          0.00


                                CONSOLIDATED FORM
          MANAGEMENT AND RELATED PERSON NEGOTIATION - ARTICLE 11 - CVM
                          INSTRUCTION NUMBER 358/2002

On December 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

---------------------------------------------------------------------------------------------------------------------
COMPANY NAME: PERDIGAO S.A.
---------------------------------------------------------------------------------------------------------------------
  MANAGEMENT AND        ( ) BOARD OF DIRECTORS         (X) EXECUTIVE      ( ) FISCAL COUNCIL        ( ) TECHNICAL AND
  RELATED PERSON                                          OFFICERS                                 CONSULTANT AGENCIES
                                                      OPENING BALANCE
    Security/                     Characteristic of Security                      Number                % interest
    Derivative
                                                                                                Same kind        Total
      Share                                Preferred                                 2             0.00          0.00
                                                      CLOSING BALANCE
    Security/                     Characteristic of Security                      Number                % interest
    Derivative
                                                                                                Same kind        Total
      Share                                Preferred                                 2             0.00          0.00
